

November 9, 2012

Via E-Mail
Stephen J. Luczo
Chief Executive Officer
Seagate Technology plc
38/39 Fitzwilliam Square
Dublin 2, Ireland

> **Re: Seagate Technology plc**
> **Form 10-K for the Fiscal Year Ended June 29, 2012**
> **Filed August 9, 2012**
> **File No. 001-31560**

Dear Mr. Luczo:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 29, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year 2012 Compared to Fiscal Year 2011, page 49

1.   Although your fiscal year 2012 results of operations include the Samsung hard disk drive business acquired in December 2011, it is unclear from your disclosure what portion of the revenue increase relates to the Samsung acquisition and what portion is a result of your organic growth. For example, you indicate that the $4 billion increase in revenues is due primarily to a 22% increase in your average selling price and a 13% increase in units shipped. Please tell us what consideration you gave to disclosing how much of this increase resulted from the Samsung acquisition as compared to your organic growth or stronger pricing.

2.   We note your discussion of changes in product development expense and marketing and administrative expense identifies that these expenses increased primarily due to variable performance-based compensation and the integration of the HDD business acquired from Samsung; however, these factors are not quantified. Please tell us what consideration you gave to quantifying the amount that each source contributed to the increase in these expenses. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 54

3.   We note the disclosure on page 86 regarding the undistributed earnings of non-Irish subsidiaries considered indefinitely reinvested outside of Ireland. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of Ireland and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, Sales Returns and Allowances, and Sales Incentives page 69

4.   We note your disclosure on page 67 indicates that you provide storage services for small-to-medium-sized businesses, including online backup, data protection and recovery solutions. Please tell us how your revenue recognition policy addresses how revenue is recognized for these services. To the extent that service revenue is material, tell us how you considered Rule 5-03 of Regulation S-X with regards to your income statement presentation.

Certain Relationships and Related Transactions, page 61 [Incorporated by Reference from Definitive Proxy Statement Filed on September 11, 2012]

5.   We note that you have several related party agreements with your principal shareholder Samsung Electronics Co. Ltd. Please describe these transactions and/or agreements in more detail, including your supply agreement to supply Samsung hard disk drives, your agreement to purchase semiconductors from Samsung, "ongoing relationships and transactions," "various ancillary agreements," the trademark license agreement, and your construction agreement to build a Seagate design center. Your disclosure should describe the substance of these agreements and transactions, the duration of these agreements, and

the total dollar value of the amounts involved. See Item 404(a) of Regulation S-K for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any question regarding accounting or financial statements matters. Otherwise, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any questions. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-Mail
        Kenneth M. Massaroni, Esq,
        Patrick O'Malley, CFO